December 5, 2011
BY EDGAR AND OVERNIGHT MAIL
Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Polymer Group, Inc. Registration Statement on Form S-4 (the “Registration Statement”) Filed October 25, 2011 (File No. 333-177497)
Dear Ms. Ransom:
          On behalf of Polymer Group, Inc. (the “Issuer”) and the subsidiary guarantors listed in the above-referenced Registration Statement (together with the Issuer, the “Registrants”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 21, 2011 (the “Comment Letter”) relating to the Registration Statement.
          For your convenience, we reproduced each of the Staff’s comments in this letter, using italicized text, and we indicate the Registrants’ response immediately below each of the Staff’s comments. The Registrants have also revised the Registration Statement in response to the Staff’s comments, and are filing concurrently with this letter Amendment No. 1 to the Registration Statement ( “Amendment No. 1”) that reflects these revisions and generally updates the information contained therein. Page references in the text of this letter correspond to the pages of Amendment No. 1. We have also sent via courier five marked and five clean paper copies of Amendment No. 1 (without exhibits) for the convenience of the Staff.
          The responses and information described below are based upon information provided to us by the Registrants.
          On behalf of the Registrants, please be advised of the following:

Outside Front Cover Page of Prospectus
1.	Please include the following statements, or similar statements, on the outside front cover page of the prospectus. The inclusion of such statements in the body of the prospectus is insufficient.
•	Broker-dealers who receive the exchange notes pursuant to the exchange offer must acknowledge that they will deliver a prospectus in connection with any resale of such exchange notes; and

•	Broker-dealers who acquired the outstanding notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.
In response to the Staff’s comment, the Registrants have added the above-referenced statements to the outside front cover of the prospectus.

2.	Please confirm to us that the expiration date for the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provision of Securities Act Rule 424.

The Registrants hereby confirm that the expiration date for the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provision of Securities Act Rule 424.
Inside Front Cover Page of Prospectus
3.	Please revise the first paragraph to clarify that investors may also rely on information contained in any free writing prospectus.

In response to the Staff’s comment, the Registrants have revised the inside front cover page of the prospectus to clarify that investors may also rely on information contained in any free writing prospectus.
Forward Looking Statements, page ii
4.	While you may warn investors against attributing undue certainty to forward-looking statements, you may not attempt to limit the degree of reliance investors place on such statements. Please delete the second paragraph, second sentence.

In response to the Staff’s comment, the Registrants have deleted the above-referenced sentence.
Market, Ranking and Other Industry Data, page iii
5.	You are responsible for the information you elect to include in the prospectus and cannot attempt to disclaim liability for such information by implying that such information is unreliable, inaccurate or incomplete. Additionally, investors may use all the information you elect to include in the prospectus in making their investment decisions. Accordingly, please delete the following sentences.
•	Fourth and fifth sentences of the second paragraph.

•	Second and third sentences of the third paragraph.
In response to the Staff’s comment, the Registrants have deleted the above-referenced sentences.
Prospectus Summary, page 1
6.	Please note that Item 503(a) of Regulation S-K, and the instructions thereto, indicate that the summary should be a brief, non-repetitive, non-generic discussion of the most material aspects of your company and the offering and that it must comport with the Plain English requirements of Regulation C. In particular, you are presenting a significant amount of information in the summary that is nearly identical to the information set forth in your business section. Please revise your summary to present the description of your business and key aspects of the offering accordingly. Please remove the language that is identical to disclosure appearing later in your prospectus.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 1 - 6 of the prospectus to provide a more concise discussion of the most material aspects of the Issuer and the offering and to reduce duplication with the business section.
Company Overview, page 1
7.	Please name, in this section and throughout the prospectus, the “certain industry sources” to which you attribute statements regarding your industry or your competitive position.
In response to the Staff’s comment, the Registrants have revised the disclosure on pages 1, 54 and 106 — 108 of the prospectus to clarify that the above-referenced statements are the Issuer’s estimates based on multiple sources of market information. The Registrants respectfully advise the Staff that the information from certain of these sources may not be attributed to such sources without permission, which the Registrants have not obtained or requested at this time.
8.	Please disclose, in this section and throughout the prospectus, the time period by which annual nonwoven sales are estimated to exceed $25 billion.
In response to the Staff’s comment, the Registrants have revised the disclosure on pages 1, 54, 107 and 108 of the prospectus to indicate the time period for the above-referenced estimate.
9.	Please disclose, in this section and throughout the prospectus, whether the statements noted below represent your belief or are attributable to a third-party. If they represent your belief, then please disclose the basis for such belief. If they are attributable to a third-party, then please disclose the name of such third-party. Please also specify the metric by which you are determined to be the “fourth-largest”; “the leading” and the “largest or second-largest” (e.g., revenue, volume, number of customers, etc.).
•	“We are the fourth-largest merchant manufacturer of nonwovens in the world.”

•	“We are...the leading merchant supplier of nonwovens for disposable applications.”

•	“We are the largest or second-largest supplier of nonwovens for disposable applications in most of the regional markets where we operate.”
In response to the Staff’s comment, the Registrants have revised the disclosure on pages 1, 54 and 108 of the prospectus to specify the metric by which the above-referenced rankings are measured and to clarify that the above-referenced statements are the Issuer’s estimates based on multiple sources of market information. The Registrants respectfully advise the Staff that the information from certain of these sources may not be attributed to such sources without permission, which the Registrants have not obtained or requested at this time.
Risk Factors, page 22
10.	Please revise the italicized paragraph to eliminate any reference to risks you do not deem to be material.
In response to the Staff’s comment, the Registrants have revised the disclosure on page 20 of the prospectus to eliminate the reference to risks that the Registrants currently deem immaterial.
Risks Related To our Business, page 23
We may have certain unreimbursed costs or liabilities associated with the application of the PHC rules, page 28
11.	We note your disclosure in last sentence of the first paragraph on page 86. Please delete this risk factor if your PHC exposure has been mitigated by the escrow arrangements. If you elect to retain this risk factor, please revise to provide readers with context for the “PHC issue.”
In response to the Staff’s comment, the Registrants have deleted the above-referenced risk factor. In addition, the Registrants have updated the disclosure related to PHC exposure on pages ii, 58, 89, 90, F-96 and F-110 of the prospectus.
Risks Relating to the Notes, page 29
Despite our current level of indebtedness, we may be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above, page 30

12.	Please discuss the specific qualifications and exceptions that may allow you to incur additional and substantial debt despite the restrictions in your various financing agreements.
In response to the Staff’s comment, the Registrants have revised the disclosure on page 28 to provide specific examples of exceptions that may allow the Registrants to incur additional debt.
Unaudited Pro Forma Condensed Statements of Operations, page 47
13.	We note that unaudited pro forma financial information gives effect to the completion of the final phase of the Spain Business Acquisition as if it had occurred on December 2, 2009. It appears that pro forma adjustments related to pro forma condensed statements of operations should be computed assuming the transaction was consummated at the beginning of the fiscal year presented. Please tell us your basis for giving effect to the final phase of the acquisition assuming the transaction was consummated on October 2, 2009. See paragraph (b)(6) of Rule 11-02 of Regulation S-X.

The Registrants respectfully advise the Staff the pro forma financial information giving effect to the completion of the final phase of the Spain Business Acquisition was originally prepared as if it had occurred on January 3, 2010, the beginning of the fiscal year presented. The Registrants have revised the disclosure on page 44 of the prospectus to accurately state that pro forma adjustments related to the pro forma condensed statements of operations were completed assuming the transaction was consummated at the beginning of the fiscal year presented.

14.	We note that you present pro forma financial information for the merger, the acquisition of the noncontrolling interest in Nanhai and the final phase of the acquisition of the Spain Business Acquisition on a combined basis. Please tell us your consideration of describing the pro forma adjustments related to each transaction in the footnotes on a disaggregated basis.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 44 - 50 of the prospectus to provide a more concise disclosure and to disaggregate the pro forma adjustments between the merger and the Nanhai acquisition and the Spain Business Acquisition. Because the pro forma adjustments for each of the Nanhai acquisition and the Spain Business acquisition are minor, the Registrants have presented these two adjustments in a single column.

15.	Please include a discussion of the uncertainties regarding the effects of preliminary average useful lives assigned to depreciable and amortizable assets in Note (a)(1) on page 49.

In response to the Staff’s comment, the Registrants have revised the disclosure on page 47 of the prospectus to include a discussion of the uncertainties regarding the effects of preliminary average useful lives assigned to depreciable and amortizable assets in the above-referenced Note and to provide sensitivity of the annual depreciation and amortization expense utilizing differing useful lives.
Selected Historical Consolidated Financial Information, page 52
16.	Please revise to present selected financial data in the same chronological order as presented in the financial statements. See ASC 205-10-S99-9.
In response to the Staff’s comment, the Registrants have revised the tables on pages 51 and 52 of the prospectus to present selected financial data in the same chronological order as presented in the financial statements.
Capital Resources, page 75
17.	Please briefly describe recent transactions and events, or cross reference to your discussion of recent transactions and events in management’s discussion and analysis of financial condition and results of operations, and other factors that materially affect comparability. See Item 301 of Regulation S-K.
In response to the Staff’s comment, the Registrants have revised the disclosure on page 51 of the prospectus to include a cross-reference to the discussion of recent transactions and events and other factors that may affect comparability in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54
Recent Transactions and Events, page 56
18.	Please revise to disclose when you expect to commence operations on the new spunmelt lines at your current expansion projects. Please also revise to discuss any expected lag between the commencement of operations and your achievement of full production run rates on these lines.
In response to the Staff’s comment, the Registrants have revised the disclosure on pages 56 and 57 to provide timing information on the commencement of operations and achievement of full production run rates on the Registrants’ current expansion projects.
Results of Operations, page 61
19.	We note that you identify the causes for changes in income tax (benefit) expense in your discussions of results of operations for each period presented. Please quantify the impact of each of the significant items causing the change in effective income tax rates in your discussion of income tax (benefit) expense for each period presented. Please also discuss the worthless stock deduction in 2008, changes in the valuation allowance, the tax attribute carryforward expiration and other significant reconciling items disclosed on page F-30 in your discussions of income tax (benefit) expense for the predecessor periods.
In response to the Staff’s comments, the Registrants have modified the disclosure on pages 77, 83, F-33 and F-34 to quantify the impact of the significant items which caused the change in effective income tax rate for the annual comparative periods of 2010 and 2009, as well as the annual comparative periods of 2009 and 2008.
With respect to the remainder of the periods presented, the Registrants disclosed the primary drivers of the tax rate changes. The Registrants respectfully advise the Staff that the Registrants use the interim reporting rules of ASC 740 to compute the effective tax rate. As required, the effective tax rate on an interim basis is computed using forecasted pre-tax book income and other forecasted differences. This effective tax rate is then applied to the actual pre-tax book income, along with any discrete items, to determine the tax expense for the reporting period. Using this required method, the specific amounts attributable to each of the rate drivers for a particular interim period are not identifiable. However, based on the forecasted information used to compute the effective tax rate, the Registrants identified these drivers and disclosed the qualitative items on a quarterly basis, with quantitative disclosure available at year-end reporting.
Liquidity and Capital Resources, page 80
20.	Please label the columns in the tabular presentations of cash flow and balance sheet data on pages 81 - 88 to delineate successor and predecessor financial data.
In response to the Staff’s comment, the Registrants have labeled the columns in the tabular presentations of cash flow and balance sheet data on pages 84 - 91 to delineate successor and predecessor financial data.
Covenant Compliance, page 94
21.	Please revise the table on page 95 to reconcile adjusted EBITDA to net income or tell us why you believe that income (loss) from continuing operations is the most directly comparable financial measure calculated and presented in accordance with GAAP. See Item 10(e)(1)(i)(B) of Regulation S-K.
In response to the Staff’s comment, the Registrants have revised the table on pages 98 and 99 to reconcile adjusted EBITDA to net income (loss).
Industry, page 103
22.	The diagrams at the bottom of page 103 and at the top of page 104 are difficult to read. Please revise.
In response to the Staff’s comment, the Registrants have increased the size of the diagrams on pages 106 and 107 in order to make them easier to read.

Business, page 105
Properties, page 115
23.	We note that you have not filed the agreements governing your leased properties. Please provide us with your analysis for why such agreements are immaterial. See Item 601(b)(10)(ii)(D) of Regulation S-K.
The Registrants note the Staff’s comment and respectfully submit that the agreements governing the above-referenced leased properties are not material agreements within the meaning of Item 601(b)(10)(ii)(D) of Regulation S-K. These leases are immaterial to the Registrants in terms of the amount of total rental expense and business significance, both individually and in the aggregate. Annual rental payments under the largest of these leases were less than $1 million for the year ended January 1, 2011, which was not material to the Registrants’ results for such period. The Registrants believe that there are adequate replacement spaces readily available for lease at comparable cost if any of these lease agreements were terminated or expired. In addition, the Registrants respectfully advise the Staff that the properties leased pursuant to the above-referenced agreements are not material to the Registrants’ business. Accordingly, the Registrants amended the disclosure on page 119 of the prospectus to remove such properties from the principal properties table.
Management, page 117
24.	Please clarify the business experience during the past five years of Messrs. Chu and Adler by adding dates or duration of employment. See Item 401(e)(1) of Regulation S-K.
In response to the Staff’s comment, the Registrants have revised the disclosure on pages 120 and 121 to clarify the business experience during the past five years of Messrs. Chu and Alder.
Executive Compensation, page 120
Elements of Compensation, page 121
25.	We note the disclosure at the top of page 122 that you “accessed Equilar’s database to gather competitive market information...for long-term stock incentive plans.” Please clarify how you used the information from the Equilar database in setting your long-term incentive compensation, including whether the fiscal 2010 grants under the 2008 Stock Plan, as described at the bottom of page 136, were benchmarked to a specific percentile in the database. See Item 402(b)(2)(xiv) of Regulation S-K.
The Registrants respectfully advise the Staff that the primary focus of using Equilar’s database was to confirm that the Issuer’s long-term stock incentive plan design and equity compensation grant practices were in line with market practices and to assist the Issuer in determining a total overall pool for equity grants to all eligible employees for 2010. The specific information on CEO, COO and CFO positions reviewed by the Issuer concerned each executive officer’s fully diluted outstanding stock ownership percentage rather than individual equity grant practices. The information from the Equilar database and other market information referenced in the disclosure were not used to set any of the named executive officers’ equity awards in 2010. In response to the Staff’s comment, the Registrants have revised the disclosure on pages 124 and 125 to make this clarification.
2010 Grants of Plan-Based Awards, page 133
26.	We note the disclosure in the grant of plan-based awards table and have the following comments.
•	Please disclose, or reference to the existing disclosure for, the background of the 40,000 shares and 500 options granted to Ms. Hagen and Mr. Norman, respectively, on January 3, 2010. With respect to the 500 options granted to Mr. Norman, we note the disclosure on page 125 that you did not grant any options under the 2003 Option Plan in fiscal 2010. Please advise.
The Registrants respectfully advise the Staff that the shares and options reflected in the above-referenced table with the grant date of January 3, 2010 represent tranches of awards made in prior years that were subject to vesting over a multi-year period based on annual performance targets. Because the annual performance targets with respect to these tranches of prior year awards were set at the start of the 2010 single-year performance period rather than at the start of the multi-year period when the awards were originally approved, consistent with ASC Topic 718, the Issuer treated these tranches as having been granted on January 3, 2010 when the targets for the performance year 2010 were determined. In response to the Staff’s comment, the Registrants have revised the footnotes to the 2010 Grants of Plan-Based Awards table on pages 136 and 137 to clarify the existing disclosure relating to the treatment of these awards under ASC Topic 718 and to disclose the background for these awards with appropriate cross-references to the “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” section where the original awards are described in further detail. In addition, the Registrants revised the data in the table to correct certain numerical errors in the initial filing.
•	The sum of the grant date fair value for all grants, with respect to each named executive officer, does not equal the aggregate amount set forth in the Stock Awards and Option Awards columns in the Summary Compensation Table for fiscal 2010. Please advise.
In response to the Staff’s comment, the Registrants have reconciled their data and revised the disclosure on page 135 of the prospectus so that the amounts shown in the Stock Awards and Option Awards columns in the Summary Compensation Table for fiscal 2010 equal to the amounts shown in the Grant Date Fair Value of Stock and Option Awards column in the 2010 Grants of Plan-Based Awards table.
Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table, page 133

December 2009 Discretionary Bonuses, page 135
27.	We note the disclosure regarding your discretionary bonus for fiscal 2009 and have the following comments.
•	Please disclose the specific items of your performance and the elements of each named executive officer’s performance and contributions that you considered in determining that a bonus should be paid for fiscal 2009. See Item 402(b)(2)(v) and (vii) of Regulation S-K.

•	Please disclose how you set the amount of the bonus for each named executive officer (e.g., as a percentage of salary, based on peer information, etc.). If your board set the amount arbitrarily, then please include a statement to such effect. See Item 402(b)(1)(v) of Regulation S-K.

•	Please disclose whether your compensation policy with respect to bonus payments differs among your named executive officers. For example, we note that the bonus paid to your Chief Executive Officer exceeded the amount of her base salary while the bonuses paid to your other named executive officers were less than their base salaries. Additionally, the bonus for your Chief Executive Officer represented approximately 47% of her total compensation while the bonuses for your other named executive officers represented approximately 26% of their total compensation. See Section II.B.1 of Release No. 33-8732A (August 29, 2006).
In response to the Staff’s comment, the Registrants have revised the disclosure on page 139 of the prospectus to include the above-referenced information.
Incentive Plan Performance Targets, page 137
28.	We note the disclosure regarding your Annual Incentive Plan for 2010 and have the following comments.
•	Please disclose how you calculated consolidated EBITDA from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K.

•	We note that the consolidated EBTIDA goal accounts for 65% of the payouts under your Annual Incentive Plan and presume, based on the disclosure on page 124, that your goals for working capital and safety performance account for the remaining 35%. Please disclose the percentage represented by each of the goals of working capital and safety performance.

•	Please disclose how you determined if the working capital and safety performance goals were met, including any threshold, target and maximum levels associated with either goal.

•	Please disclose whether you achieved your working capital and safety performance goals and how such achievement, together with achieving $126.3 million in consolidated EBITDA, resulted in the payments in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 127 and 128 of the prospectus to include the above-referenced information.
Potential Payments Upon Termination or Change in Control, page 139
29.	Please provide the disclosure required by Item 402(j) of Regulation S-K with respect to the employment agreements currently in effect for your named executive officers, instead of the agreements that were in effect at the end of fiscal 2010 and which were terminated in connection with the Transactions.
In response to the Staff’s comment, the Registrants have revised the disclosure on pages 146 to 148 of the prospectus to provide disclosure with respect to the employment agreements currently in effect for the Issuer’s named executive officers, as discussed with the Staff on November 29, 2011.
Certain Relationships and Related Party Transactions, page 146
Management Services Agreement, page 146
30.	Please file as an exhibit to the registration statement the management services agreement between you and BMP. See Item 601(b)(10) of Regulation S-K.
In response to the Staff’s comment, the Registrants are filing concurrently with this letter the above-referenced agreement as Exhibit 10.18 to Amendment No. 1.
Procedures with Respect to Review and Approval of Related Person Transactions, page 147
31.	Please revise to describe your policies and procedures for the review, approval or ratification of transactions required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K.
In response to the Staff’s comment, the Registrants have revised the disclosure on pages 153 and 154 of the prospectus to describe their procedures for the review, approval or ratification of related party transactions.
Description of Other Indebtedness, page 148
32.	Please file the agreements governing your long-term credit facility in Argentina and your China facility. See Item 601(b)(10) of Regulation S-K.
The Registrants note the Staff’s comment and respectfully submit that neither the Argentina credit facility nor the China facility is a material agreement under Item 601(b)(10) of Regulation S-K. The Registrants’ determination was based on, among other things, the size of the remaining balance on the loans compared to the Registrants’ total assets and as compared to the Registrants’ total outstanding debt obligations. For example, the Registrants’ outstanding repayment obligations under the Argentina credit facility and the China facility account for approximately $16.4 million and $20.0 million, respectively, or approximately 2.8% and 3.4%, respectively, of the Registrants’ total long-term indebtedness and approximately 1.5% and 1.8%, respectively, of the Registrants’ total assets. The scope of the loan agreements are restricted to the specific subsidiaries and are not supported by guarantees of any of the Registrants and these two agreements are not material to the Registrants’ business or liquidity. In addition, the Registrants respectfully advise the Staff that the disclosure on page 158 of the prospectus sets forth the material terms of such agreements.
Description of Notes, page 152
General, page 152
33.	We note your disclaimer in the third paragraph. Please remove this disclaimer as a summary, by its nature, is not complete and the statement suggests that you have not summarized all material terms. Further, the statement could be read to suggest that investors do not have rights with respect to disclosure under the federal securities laws.
In response to the Staff’s comment, the Registrants have revised the disclosure on page 159 of the prospectus to remove the above-referenced statement in the third paragraph.
The Exchange Offer, page 234
Acceptance of Exchange Notes, page 239
34.	Please revise the first paragraph to state that you will issue exchange notes promptly after the expiration date, rather than the timing currently set forth in the first paragraph. See Exchange Act Rule 14e-1(c).
In response to the Staff’s comment, the Registrants have revised the disclosure on page 243 of the prospectus to state that the Issuer will issue exchange notes promptly after the expiration date.
Consolidated Financial Statements, page F-1
35.	Please update the interim financial statements and related financial information included in the filing in accordance with Rule 3-12 of Regulation S-X.
The Registrants have updated the interim financial statements and related financial information included in the filing to reflect the results of the fiscal quarter ended October 1, 2011.
Report of Independent Registered Public Accounting Firm, page F-2
36.	Please provide a report containing the conformed signature of your independent registered public accounting firm. See Rule 2-02(a) of Regulation S-X and subpart 232.302 of Regulation S-T.

In response to the Staff’s comment, the Registrants have provided a report containing the conformed signature of the Issuer’s independent registered public accounting firm on page F-2 of the prospectus.
Consolidated Statements of Comprehensive Income, page F-6
37.	We note that you present components of other comprehensive income using a net display. Please disclose the gross amounts of translation adjustments, current-period gains or losses, prior service cost and net actuarial gains or losses, reclassification adjustments and the amount of income tax expense or benefit allocated to each component of other comprehensive income in the notes. See ASC 220 and consider a tabular format.
In response to the Staff’s comment, the Registrants have modified the footnote disclosures on pages F-13, F-14, F-87 and F-88 to provide, in tabular format, the gross amounts, tax amounts and net tax amounts of the components of other comprehensive income for the financial statement periods presented.
Notes to Consolidated Financial Statements, page F-73
Note 11. Debt, page F-25
38.	We note your disclosure on page F-24 that you accounted for the modification to your first term loan in September 2009 as an extinguishment. Please tell us how you determined that the terms of the new debt were substantially modified when compared to the term of the old debt. See paragraphs 10 and 12 of ASC 470-50-40.
The Registrants respectfully advise the Staff that the Issuer accounted for the modification of its first term loan in September 2009 as an extinguishment based upon the determination that the terms of the new debt were substantially modified when compared to the terms of the old debt. As set forth in ASC 470-50-40 paragraph 10:
a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.
As such, the Registrants calculated the present value of the cash flows under the terms of the debt instrument as amended, as well as the remaining cash flows under the original debt agreement for the purpose of applying the 10 percent test. When comparing the present value of the cash flows related to the term loan in conjunction with the amendment of the credit facility to the present value of the cash flows prior to the amendment, the present value of the cash flows of the debt instrument as amended were approximately 20 percent higher than those of the existing term loan primarily due to higher interest costs and different scheduled maturities. Since the present value calculations exceeded the 10 percent threshold set forth in ASC 470-50-40, the Registrants considered the modification an extinguishment. As described in ASC 470-50-

40 paragraph 12(e), the discount rate used to calculate the present value of the cash flows was the effective interest rate of the original debt instrument.
Note 21. Selected Quarterly Financial Data (Unaudited), page F-53
39.	We note your disclosure in footnote (a) that the adjustments to income tax (benefit) expense were not material to the financial statements of prior periods. Please provide us with a quantitative and qualitative analysis describing management’s determination that the effects of the errors were not material to respective prior annual and interim financial statements and results for fiscal 2010. Please also provide us with your analysis regarding the effects of the adjustments under both the rollover and iron curtain approaches. Please refer to paragraphs 1 and 2 of ASC 250-10-S99. In addition, please describe the nature of the error in application of the general exception to the technical requirements of ASC 740 in your response.
The Registrants respectfully advise the Staff that in November 2010 the predecessor Issuer completed a quantitative and qualitative analysis assessing the above-referenced errors and concluded that such errors were not material to the 2005 to 2009 annual financial statements and the interim financial statements for the fiscal quarter ended October 2, 2010. As part of the analysis, management considered the effects of the adjustments under both the rollover and iron curtain approaches based on guidance set forth in ASC 250-10-S99. Management’s analysis and conclusions are set forth in the predecessor Issuer’s November 2010 internal memorandum (the “Memorandum”) attached hereto as Annex A. The Registrants respectfully advise the Staff that for the interim periods not specifically referenced in the Memorandum, the predecessor Issuer fully considered all interim periods in the analysis and concluded that the effects of the errors were not material to any interim period affected by the adjustments. The predecessor Issuer completed the aforementioned analysis prior to its filing with the Commission of a Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 2010 (the “Quarterly Report”). In the Quarterly Report, due to the immaterial nature of the errors, the predecessor Issuer recorded the full impact of the ASC 740 adjustment in the financial statements for the fiscal quarter ended October 2, 2010, provided full disclosure of the nature of the adjustment and quantified the impact of the adjustment in the footnotes to the financial statements. The Quarterly Report was filed prior to the January 28, 2011 acquisition of the predecessor Issuer by affiliates of The Blackstone Group (the “Acquisition”) and, except for the Registration Statement, no financial statements have been filed with the Commission since the fiscal quarter ended October 2, 2010.
Because as a result of the Acquisition the ownership of the Issuer changed and the successor Issuer may be considered a new registrant for accounting purposes, as permitted by ASC 250, management included the impact of the aforementioned adjustments in the proper periods of the financial statements included in the Registration Statement. Management of the successor Issuer concluded that the ASC 740 adjustments were not material to prior period financial statements and believes the inclusion of the adjustments in the proper periods provides for a better comparison of the financial statement information contained in the Registration Statement. Accordingly, the disclosure in footnote (a) and the tabular format in which the information is presented is intended to explain to the readers of the Registration Statement the differences between the financial statements included in the Registration Statement and the financial statements for the fiscal quarter ended October 2, 2010 previously filed with the Commission under the prior ownership structure.
Finally, the Registrants respectfully advise the Staff that the error in application of the general exception to the technical requirements of ASC 740 related to correcting a misclassification of tax expense or benefit, which upon correction, resulted in an allocation of the tax expense or benefit to different categories in the financial statements. The Registrants further advise the Staff that the overall tax provision was correct, as documented in the Memorandum attached hereto as Annex A.
Note 4. Acquisitions, page F-81
Blackstone Acquisition, page F-81
40.	Please tell us your consideration of disclosing the amount of goodwill assigned to reporting units. If you have not completed the assignment of goodwill to reporting units, please disclose that fact. See paragraph 50-1e of ASC 805-30.
The Registrants respectfully advise the Staff that the Registrants have not yet completed the assignment of goodwill to reporting units. The Registrants expect to complete their analysis within the 12 months from the transaction date of January 28, 2011. The Registrants have included additional disclosure on page F-94 in response to the Staff’s comment.
China-Noncontrolling Interest Acquisition of Nanhia, page F-83
41.	Please tell us your consideration of disclosing the information required by paragraph 2g of ASC 805-10-50.
The Registrants respectfully advise the Staff that they believe the China-Noncontrolling Interest Acquisition of Nanhai should be accounted for pursuant to ASC 810 “Consolidations”, specifically ASC 810-10-45. ASC 810-10-45 states:
Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners). Therefore no gain or loss shall be recognized in consolidated net income or comprehensive income, for changes in a parent’s ownership interest. The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent.

The basis for the Registrants’ conclusion is supported by the fact that the Issuer had been the 80% controlling interest shareholder in Nanhai since the second quarter of 1999 (the period of the Issuer’s original investment). Accordingly, management does not believe that it would be appropriate to provide the disclosures pursuant to paragraph 2 of ASC 805-10-50, as ASC 805 “Business Combinations” is not applicable since the acquisition of the 20% Nanhai interest does not represent a “business combination achieved in stages” pursuant to the guidance of ASC 805-10-25-8 or ASC 805-10-25-9.
Further, in response to the Staff’s comment, the Registrants have included additional disclosure on page F-97 to provide additional details on its historical ownership interest in Nanhai.
Outside Back Cover Page of Prospectus
42.	Please include the dealer prospectus delivery obligation disclosure required by Item 502(b) of Regulation S-K.
In response to the Staff’s comment, the Registrants included the above-referenced disclosure on the outside back cover of the prospectus.
Signatures, page II-9
43.	Please include the signature of the controller or principal accounting officer of each registrant. See Instruction 1 to Signatures of Form S-4.
In response to the Staff’s comment, the Registrants included the signature of the principal accounting officer of each registrant.
Exhibit 5.1
44.	Please delete the limitations included in the third to last paragraph of the opinion. Such limitations are inappropriate.
In response to the Staff’s comment, counsel to the Registants deleted the limitations included in the third to last paragraph of the above-referenced opinion.
Exhibit 10.1
45.	Please re-file the credit agreement to include the schedules and exhibits to the credit agreement.
In response to the Staff’s comment, the Registrants are refiling concurrently with this letter the credit agreement, including all schedules and exhibits thereto, as Exhibit 10.1 to Amendment No. 1.
**********

     We hope that the modifications to the Registration Statement and the supplemental information contained herein are responsive to the Staff’s comments. Please do not hesitate to call Igor Fert at (212) 455-2255 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Yolanda Guobada
William Thompson
Charles Lee
Catherine Brown

Polymer Group, Inc.
Veronica M. Hagen
Dennis Norman
Daniel L. Rikard

Annex A
Polymer Group, Inc.
Accounting Memo

To:	The Accounting Files October 2, 2010 Form 10-Q

Prepared By:	Finance Management

Subject:	Materiality Assessment — ASC 740 Intraperiod Tax Allocation Rules

Date:	November 9, 2010
Purpose:
     The purpose of this memorandum is to set forth management’s materiality assessment of the financial statement impact with respect to the application of the intraperiod tax allocation rules under ASC 740 for the Polymer Group, Inc. (the “Company” or “PGI”) Annual Report on Form 10-K/A for the annual period ended January 2, 2010. Included in this analysis is a discussion with respect to the application of the general principle of tax allocation between continuing operations, discontinued operations, and other comprehensive income components as well as the exceptions to the general rules set forth in ASC 740-20-45-7 or what was previously referred to as paragraph No. 140 in SFAS No. 109.
Background Information:
     During the third quarter of fiscal year 2009, management identified a material weakness associated with the process related to the preparation and adjustment of the Company’s income tax accounts. At fiscal year end 2009, the management had implemented all the remediation steps believed necessary to ensure that a material misstatement would be prevented or detected and corrected on a timely basis. Because the remediation steps were not fully implemented until late in the fourth quarter of 2009, management was not able to conclude the enhancements had been operating over a period of time to determine the controls were operating as designed, so the material weakness was left in place at the time the Form 10-K was filed with the Securities Exchange Commission. No additional changes were made in the first quarter ended April 3, 2010 and management wanted to continue to assess the effectiveness of the controls. During the second quarter ended, July 3, 2010, further adjustments were identified related to the Company’s income tax accounts and management concluded it was necessary to take additional steps to enhance the remediation efforts and further strengthen the controls process. Accordingly, in the August 13, 2010 meeting with the Audit Committee for the Second Quarter 2010, management proposed increasing the scope of the PricewaterhouseCoopers (“PwC”) engagement to not only include tax strategy advisory services, but to also include a more tactical role in the review process, which includes performing an independent review of the Company’s quarterly and annual tax provision model and a review of the Company’s overall application of U.S. GAAP from an income tax accounting perspective.
     In late September, 2010, the during the initial stages of their engagement, PwC discussed with management their interpretation of the application of the income tax accounting rules specific to the application of the intraperiod tax allocation rules under ASC 740, as specifically set forth in ASC 740-20-45-7 for PGI with respect to the Annual Report on Form 10-K/A for the fiscal period ended January 2, 2010. With technical support from PwC in the application of GAAP in this area, Management has concluded that PGI did not properly apply the exception to the general principles set forth in ASC 740-20-45-7. The general rule and the exception are summarized below.
Income Tax Accounting Rules related to Intraperiod Tax Allocation and the Applicable Exception:
     “Income Taxes — Intraperiod Tax Allocation- ASC 740-20-05-2
This Subtopic addresses the process of intraperiod tax allocation that allocates total income tax expense or benefit of an entity for a period to different components of comprehensive income and shareholders’ equity. This includes allocating income tax expense or benefit for the year to:
     a. Continuing operations
     b. Discontinued operations
     c. Extraordinary items
     d. Other comprehensive income
     e. Items charged or credited directly to shareholders’ equity.
This Subtopic provides guidance on the method for making those allocations of total income tax expense or benefit”.
Thus the total income tax expense (or benefit) for each year is allocated to continuing operations, discontinued operations, extraordinary items, other comprehensive income, and other charges or credits recorded directly to shareholders’ equity. The allocation of income tax expense (benefit) to continuing operations should include the deferred tax effects of temporary differences related to continuing operations. If there is only one item other than continuing operations (such as a discontinued operation, or an extraordinary item), the portion of income tax expense or benefit for the year that remains after the allocation to continuing operations is allocated to that one item, otherwise it is allocated proportionally to all categories.

ASC 740-20-45-7 requires that the tax effect of pretax income from continuing operations be determined without regard to the tax effects of items not included in continuing operations. This is commonly referred to as the “incremental approach” where the tax provision is generally calculated for continuing operations without regards to other items. However, ASC 740-20-45-7 includes an exception to the general principle of intraperiod tax allocations under ASC 740. This exception requires that all items (i.e., extraordinary items, discontinued operations, and so forth, including items charged or credited directly to other comprehensive income) be considered in determining the amount of tax benefit that results from a loss from continuing operations.
ASC 740-20-45-7 states:
“The tax effect of pretax income or loss from continuing operations generally should be determined by a computation that does not consider the tax effects of items that are not included in continuing operations. The exception to that incremental approach is that all items (for example, extraordinary items, discontinued operations, and so forth) be considered in determining the amount of tax benefit that results from a loss from continuing operations and that shall be allocated to continuing operations. That modification of the incremental approach is to be consistent with the approach in Subtopic 740-10 to consider the tax consequences of taxable income expected in future years in assessing the realizability of deferred tax assets. Application of this modification makes it appropriate to consider an extraordinary gain in the current year for purposes of allocating a tax benefit to a current-year loss from continuing operations”.
Thus, when a company has a current period loss from continuing operations, management must consider income recorded in other categories in determining the tax benefit that is allocated to continuing operations. The result of this computation (as well as the need to do the computation) is sometimes counterintuitive. The exception in ASC 740-20-45-7 applies in all situations in which there is a loss from continuing operations and income from other items outside of continuing operations. This would include situations in which a company has recorded a full valuation allowance at the beginning and end of the period and the overall tax provision for the year is zero (i.e., a benefit would be recognized in continuing operations even though the loss from continuing operations does not provide a current year incremental tax benefit). The ASC 740-20-45-7 exception only relates to the allocation of the current year tax provision (which may be zero) and does not change a company’s overall tax provision. That is, intraperiod tax allocation, including the application of ASC 740-20-45-7, is performed once the overall tax provision has been computed and simply allocates that provision to various income statement (e.g., continuing operations, discontinued operations, and extraordinary items), other comprehensive income, and balance sheet (e.g., goodwill and paid in capital) captions. Again, the intraperiod tax allocation in general (and the application of ASC 740-20-45-7 in particular) does not change the overall tax provision but does present a scenario whereby an amount can shift between the income statement and the balance sheet.
Quantitative Application to PGI and Summary of the Differences:
With the application of this “exception” theory to PGI, the impact to 2009 is larger than all other years going back to 2003. As such, based on the calculation methodology set forth above, there is a $3.7 million reduction (credit) in the tax provision allocation applicable to continuing operations that is then allocated as a $1.7 million debit to tax expense associated with discontinued operations with the difference of $2.0 million shifting from the income statement to the balance sheet as a debit to AOCI with the simultaneous offset effect to retained earnings (due to the change in income) leaving the shareholders’ equity section of the balance sheet unchanged. Accordingly, the previously stated 2009 net income of $17.9 million would increase to $19.9 million. In the years preceding 2009, the impact of the reclassification from income tax expense (credit) related to continuing operations on the income statement to a debit to AOCI on the balance sheet is $0.0 million, $1.9 million, $0.0 million, $1.1 million, $0.0 million and $0.0 million for 2008, 2007, 2006, 2005, 2004, 2003, respectively . Because of this, PGI management has concluded the impact of the application of this tax accounting guidance is not material to any of the prior periods in which it applies and will not restate the financial statements in any of the respective years impacted. Rather, PGI has concluded the cumulative effect, of $5.0 million, will be recorded in third quarter 2010 as a reduction to “Income tax expense” with a corresponding reduction to “Other comprehensive income”. Further, the Company concluded that no adjustment will be made for the $1.7 million tax expense associated with discontinued operations in 2009 as the amount is not deemed to be material to the financial statements nor will the Company adjust its comparative fiscal year 2009 Income Statement “presentation” for the “proper” presentation of income tax expense attributable to “discontinued operations”. The impact of the accounting differences identified in the fiscal years, collectively the (“Differences”) are detailed in attachments to this memorandum.
Executive Conclusion
This analysis is required since PGI has registered equity securities that are publicly traded and the financial results contained in issued financial statements are an inherent source of information, but not the only public source of information, which an investor might use to reach a decision to either divest or acquire the Company’s equity securities. Other public sources of information that might influence an investors’ decision to trade in the Company’s equity securities might include information regarding the nature of the products that the Company sells, whether the Company conducts business in a either a “growth or mature business”, the fundamentals of the trading pattern of the Company’s securities, etc.
As discussed below, management has considered the materiality of the Differences with respect to:
•	The Company’s consolidated financial statements as of, and for, the fiscal year ended January 1, 2011 (the “2010 Consolidated Financial Statements”);

•	The Company’s consolidated financial statements as of, and for, the fiscal year ended January 2, 2010 (the “2009 Consolidated Financial Statements”);

•	The Company’s consolidated financial statements for fiscal years prior to fiscal 2009.
In consideration of its analysis below, it is management’s opinion that the Differences in the Company’s financial results would not be important to an investor and would not have materially impacted an investors’ decision to either divest or acquire the Company’s equity securities, and the Differences would not significantly alter the total mix of financial information available in the public domain. As such, management has concluded to record the Differences during fiscal 2010. See “BASIS FOR CONCLUSIONS” and “MANAGEMENT’S SUMMARY CONCLUSION” below.
IMPACT OF DIFFERENCES ON CURRENT AND PREVIOUSLY-ISSUED CONSOLIDATED FINANCIAL STATEMENTS
Impact of Differences on the 2010 Projected Consolidated Financial Statements
The Company has considered the impact of correcting for the Differences in its financial statements for fiscal 2010. In making its assessment, management has viewed the 2010 Differences in light of the financial results expected for the entire 2010 fiscal year, consistent with the provisions of paragraph 29 of APB 28 and SAB 108.
In fiscal 2010, after giving effect to the 2010 Differences, the Company expects to report pre-tax income of approximately $35.7 million, income tax expense of approximately $10.0 million; and net income attributable to Polymer Group, Inc. of approximately $25.3 million.
The effect of the Differences on line items within the Company’s Consolidated Statement of Operations for the 2010 fiscal year, are as follows:
•	Income before taxes will remain the same;

•	Income tax expense will be understated by $5.0 million, or 33.1%;

•	Net income will be overstated by $5.0 million, or 24.0%;

•	Net Income attributable to Polymer Group, Inc. will be overstated by $5.0 million, or 24.4%.

•	Income from discontinued operations will not be adjusted as there are no discontinued operations in 2010.
Due to the nature of the Differences, Management considers that these Differences are not material to the 2010 Projected Consolidated Financial Statements. See “BASIS FOR CONCLUSIONS” below.

Fiscal 2009 and Previous Year Analysis
With respect to the income tax expense, net income from continuing operations and net income from discontinued operations Differences, quantified above, management has concluded that since there is no predictive value afforded an investor with respect to these Differences and they would not impact an investor’s decision. In order for U.S. GAAP income taxes and the corresponding impact on AOCI to be important to an investor, they would have to be large enough to cause a liquidity concern due to a relative impact on cash taxes. This is not the case as there is no impact on cash taxes and as a result, the Company’s position is that an investor would clearly not consider this type and amount of change as important.
Due to many factors, the Company’s effective tax rate has varied from (35%) to 147% over the past 5 years. Due to a lack of trend of earnings discussed below, FIN 48 impacts and losses generated in jurisdictions for which no tax benefits are realized, there is no way for an investor to predict future tax effects, and in most cases, investors will ignore the actual tax charge and apply their own assumptions about an effective tax rate. Additionally, investors consistently inquire as to the actual cash taxes paid by the Company. These differences do not impact the cash taxes paid. In any event, given the size of PGI as indicated above, whether the Company recorded a tax charge in fiscal year 2009 of $8.3 million (as compared with $12.0 million), and given the Company’s unusually high effective tax rates, the reported tax charge would not cause any change in an investors’ analysis. In summary, lower taxes of $3.7 million in fiscal year 2009 with a corresponding $3.7 million increase in income from continuing operations are relatively small numbers in view of PGI’s financial position and results of operations and simply will not be viewed by an investor as important. The same viewpoint applies with respect to the $1.7 million decrease in the income from discontinued operations and the corresponding increase in the net income attributable to PGI of $2.0 million.
Impact on subtotals
As mentioned below, it is expected that any current or potential prudent investor would give little regard to the various subtotals included within the Company’s consolidated Statements of Operations in making an investment decision. The subtotals affected (operating income, pre-tax income and net income attributable to PGI) offer no predictive value to investors, and would generally not be given much consideration by an investor (see “Relevance” discussion below). An investor might look at gross profit less SG&A expenses, or operating income plus special charges, to normalize the results. Additionally, management believes that most users of the Company’s financial statements, including the majority shareholder and the Company’s creditors, are most focused on EBITDA and liquidity.
These adjustments do not affect operating income in any of the years analyzed, nor do the adjustments impact pre-tax income. In 2009, these adjustments are isolated to the shift of the total income tax provision between continuing operations, discontinued operations and AOCI on the balance sheet. Accordingly, investors would not have been swayed by altered reporting of the tax provision between these financial statement categories. As a result of the adjustments, net income attributable to PGI in fiscal year 2009 would increase to $19.9 million (compared with the originally reported $17.9 million) and both retained earnings and AOCI in the equity section of the balance sheet would change by the corresponding amount thus leaving total shareholders’ equity unchanged. Management believes the change in net income and the respective tax provision subtotals as well as the nil impact on the balance sheet provide no predictive or analytical value to an investor, which makes such subtotals irrelevant, and therefore immaterial.
Reported net income attributable to PGI was $17.9 million in fiscal year 2009, representing approximately 2.0% of sales and less than 10% of gross profit. The impact of the change in the tax provision amounts in the fiscal years prior to 2009 and the corresponding impact on net income is as follows: 2008, $0.0 million; 2007, $1.9 million; 2006, $0.0 million; 2005, $1.1 million, 2004, $0.0 million; and 2003, $0.0 million. The effect of the adjustments in the respective fiscal years would not have significantly impacted net income attributable to PGI as either a percentage of sales or gross profit. Accordingly, investors would not have been swayed by net income attributable to PGI in fiscal year 2009 of $19.9 million (as compared with $17.9 million) or in any prior fiscal year, given the obvious variability that can occur in the operating results due to special charges, currency, etc. Again, management believes this subtotal provides no predictive or analytical value to an investor, which makes the subtotal irrelevant, and therefore immaterial.
Impact of Differences on Earnings Per Share
With respect to earning per share, management’s analysis is similar to its discussion regarding the aforementioned discussion on “Impact on subtotals”. Given the variability than can occur in net income, as a result of special charges, currency, effective tax rates, etc., management is of the opinion that reported earnings per share will not provide any predictive or analytical value to an investor. Management believes that a prudent investor is going to give little consideration to reported earnings per share as part of their investment decision due to the extreme variability in the reported amounts.
Impact of Differences on the Consolidated Financial Statements for Fiscal years Prior to 2009
As discussed above and illustrated in the attachments the maximum impact of the Differences on the FY 2008, FY 2007, FY 2006, FY 2005, FY 2004 and FY 2003 financial statements ranged from zero to $1.9 million in those respective years and are clearly immaterial to the Company’s financial position and results of operations in those periods. The impact on net income in 2007 is the only additional year worthy of quantifying with the Difference of $1.9 million increasing net income from $4.7 million to 6.6 million or 40% of the reported net income. Management asserts that the impact of the Differences would not be material to an investor as net income and EPS are not a measure of focus for PGI investors due to the Company’s debt structure and the relatively high capital requirements of the business.
LITERATURE REVIEWED
•	The Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 99, “Materiality” (“SAB 99”), issued in August 1999;

•	The SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), issued in September 2006;

•	Accounting Standards Codification Topic 250, “Accounting Changes and Error Corrections” (“ASC 250”); and

•	Statement of Financial Accounting Concepts No. 2 “Qualitative Characteristics of Accounting Information” (“CON 2”), issued in May 1980.
BACKGROUND INFORMATION
Analysis of Literature
Pursuant to the guidance set-forth SAB 108 and other applicable literature, once management identifies errors in previously issued financial statements, management must quantify such errors in accordance with the “dual method” as discussed in SAB 108. The dual method requires that errors affecting prior period financial statements be evaluated under both the “rollover” method and the “iron curtain” method. The principle difference between the two methods lies in how the income statement errors are quantified.
▪	the rollover method quantifies income statement errors based on the amount by which the income statement is actually misstated—including the reversing effect of any prior errors; and

▪	the iron curtain method quantifies income statement errors based on the amount by which the income statement would be misstated if the accumulated amount of the errors that remain in the balance sheet were corrected through the income statement of that period.
To quantify the aggregate difference/ error in prior period financial statements, a prior period summary of unadjusted differences (“SUD’s”) must be prepared and the effects of out-of-period adjustments must be reflected in the appropriate period. For the rollover analysis, recorded SUD’s are reversed in the subsequent period (the period historically recorded in the Company’s books and records) to avoid duplication.
SAB 108 further states:
•	When considering whether previously-issued financial statements are materially misstated, the key principle to focus on is whether the corrected financial statements would be materially different from the previously-issued financial statements. The rollover method is used to evaluate whether previously-issued financial statements are materially misstated. The rollover method is used because this method quantifies the actual financial statement errors for each period. If an error is not material to previously-issued financial statements under the rollover method, then those financial statements can continue to be relied upon; and

•	The iron curtain error analysis does not drive the decision regarding whether or not previously-issued financial statements are materially misstated. However, the error in the previously-issued financial statements should be quantified and evaluated under the iron curtain method to determine whether the error needs to be corrected (eventually). In other words, if an error in previously-issued financial statements is not material under the rollover method, but would be material under the iron curtain method, then the error must be corrected (either as an “out-of-period” adjustment or by revising the previously-issued financial statements the next time they are filed, as described further below). An error that would be material to the previously-issued financial statements under the iron curtain method cannot remain as an unadjusted difference.
Additionally, SAB 108 states that if management concludes that the previously-issued financial statements are materially misstated (under the rollover method), then they should be corrected promptly. The correction of a material misstatement is ordinarily accomplished by amending prior filings (e.g., filing Form 10-K/A and/or Form 10-Q/A).
Correcting financial statements that are not materially misstated
If the previously-issued financial statements are not materially misstated under the rollover method, then the errors may be corrected prospectively (and must be corrected if materially misstated in prior periods under the iron curtain method). Prospective correction may be accomplished in one of two ways (depending on the circumstances).
▪	Correction as an “out-of-period” adjustment: Errors may be corrected as an “out-of-period” adjustment if the correction would not result in a material misstatement of the estimated income/loss for the year in which the adjustments are made or to the trend in earnings. This is true even if the out-of-period adjustment is material to the interim financial statements in which it is recorded. An out-of-period adjustment that is material to the interim financial statements in which it is recorded (but not material with respect to the estimated income for the full fiscal year or to the trend of earnings) should be separately disclosed; and

▪	Revising financial statements the next time they are filed: If the errors cannot be corrected as an out-of-period adjustment without causing a material misstatement of the estimated income/loss for the year in which the adjustment is made or to the trend in earnings, then the errors must be corrected by revising the previously-issued financial statements the next time they are filed (e.g., for comparative purposes). The revised financial statements should include transparent disclosure regarding the nature and amount of the errors being corrected. The disclosure should provide insight into how the errors affect all relevant periods (including those that will be revised in subsequent filings).
Application of Literature
Management has assessed the materiality of the Differences, under the dual method with respect to the 2010 Projected Consolidated Financial Statements (see Attachment A — Impact of Differences:

Projected Fiscal 2010) and the 2009 Consolidated Financial Statements (see Attachment B — Impact of Differences: Fiscal 2009).
As identified in the aforementioned attached quantitative analyses, the nature of the Differences are such that they affect the amount of Income tax expense and Accumulated other comprehensive income (loss), as well as subtotals appearing after those items in the respective financial statements, i.e., Income (Loss) from continuing operations, Net Income (Loss) and Net Income Attributable to Polymer Group, Inc.
BASIS FOR CONCLUSIONS
Materiality Discussion
SAB 99 presents a balanced approach with respect to assessing materiality, including the interaction of quantitative and qualitative considerations in making materiality judgements.
In SAB 99, the SEC Staff defines materiality as follows:
“Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.”
SAB 99 also references CON 2, in which the FASB stated the essence of the concept of materiality as follows:
“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”
Also as referenced in SAB 99, this formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is —
a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

The basic premise presented by all three of these references (the definition in SAB 99, the definition in CON 2, and the decision by the courts) is basically the same. Whether we use the word “important” or the phrase “judgment of a reasonable person relying on the report would have been changed or influenced” or the phrase “significantly altered the total mix of information made available”, the concept is the same — if the new information would have been important to a reader of the financial statements, and if the new information would have changed an investors judgment or view of the Company, and altered their decision, then the information is material.
To be material, an item must be:
Relevant, and
Quantitatively material, or
Qualitatively material

A discussion of these factors follows:
Relevance
If an item is not relevant to investors then, regardless of the amount of the item, the information will not be useful, or important, to investors. CON 2 addresses relevance of financial information:
“To be relevant to investors, creditors, and others for investment, credit, and similar decisions, accounting information must be capable of making a difference in a decision by helping users to perform predictions about the outcomes of past, present and future events or to confirm or correct expectations”
As previously indicated, the nature of the Differences is such that they affect only the allocation of income tax expense on continuing operations and discontinued operations, Income (loss) from continuing operations and discontinued operations, Net income (loss) and Net income attributable to Polymer Group, Inc.
The subtotals affected by the Differences, including any driven per share amounts, offer no predictive value to investors, and would generally not be given much consideration by an investor. Taxes are subject to significant estimation, and the amounts reported by the Company for discontinued operations, Income (loss) from continuing operations, Net income (loss) and Net income attributable to Polymer Group, Inc. are not predictive in assessing the Company’s financial position or operating performance due to the significant variability in the amounts due to special transactions throughout most of the periods in question and the extreme variability of the Company’s effective tax rate.
From fiscal 2004 through the six months ended June 2010, there are no stable trends in the amounts reported for discontinued operations, Income (loss) from continuing operations, Net income (loss) and Net income (loss) attributable to Polymer Group, Inc. Reported amounts are as follows:

	Six
	Months
	Ended
	7/3/10	2009	2008	2007	2006	2005
Income (loss) before income tax expense and discontinued operations	$5,501	$14,915	$3,055	$(30,894)	$(24,397)	$17,593
Income (loss) from continuing operations	$(394)	$2,890	$(3,845)	$(40,105)	$(32,674)	$7,272
Income (loss) from discontinued operations	$—	$12,854	$2,546	$(505)	$(37)	$1,604

	Six
	Months
	Ended
	7/3/10	2009	2008	2007	2006	2005
Net Income (loss)	$(394)	$15,744	$(1,299)	$(40,610)	$(32,711)	$8,876
Income (loss) attributable to PGI	$(687)	$17,881	$4,670	$(42,686)	$(34,806)	$(21,715)
Income (loss) per share applicable to common shareholders (prior to SFAS 160)	$(0.03)	$0.91	$0.24	$(2.20)	$(1.80)	$(1.66)
During this period, the Company experienced significant volatility in its reported amounts for Income (loss) before income tax expense and discontinued operations, Income (loss) from continuing operations, Income (loss) from discontinued operations, Net income (loss), and Income (loss) attributable to PGI. This is caused by many factors, including by the following transactions:
1.	Asset impairment charges in fiscal years 2005, 2006, 2007, 2008 and 2009 of $0.0 million, $26.4 million, $37.4 million, $13.1 million and $3.4 million, respectively;

2.	Restructuring and realignment costs in fiscal years 2005, 2006, 2007, 2008 and 2009 of $0.0 million, $7.1 million, $23.5 million, $6.4 million and $17.0 million, respectively;

3.	Abandoned acquisition costs of $4.0 million in fiscal 2006;

4.	Acquisition expenses of $1.8 million in fiscal 2009;

5.	Gain on reacquisition of debt, and loss on extinguishment of debt, of $2.4 million and $5.1 million, respectively in fiscal 2009; and

6.	Gain on sale of discontinued operations of $8.5 million in fiscal 2009.
These items had the following combined income (expense) effects in the respective fiscal years:

Fiscal 2005	$ —
Fiscal 2006	$(37.5) million
Fiscal 2007	$(60.9) million
Fiscal 2008	$(19.5) million
Fiscal 2009	$(16.5) million
Items 1 through 6 above preclude the achievement of any stable trends in earnings upon which a potential investor would rely. As a result of the impact of these transactions on the aforementioned subtotals, it is expected that any current or potential prudent investor would, for the most part, disregard the various subtotals in making an investment decision.

The Company also assessed the relevance of net income, or EPS, by reviewing the correlation of the quarterly movement in stock price versus the trend in quarterly net income for the 16 quarters beginning with Q1, 2006 and ending with Q4, 2009, and determined that there is no correlation. During 2010, the Company initiated and subsequently announced a review of strategic alternatives including a potential sale of the business. As such, the Company’s stock price has traded based on extenuating circumstances. Note that a graph of EPS trending would mirror the Net Income trend line, as the number of shares outstanding has been relatively consistent over the past four years. See the graphs below (stock price at end of calendar quarter):
The Company has significantly improved its financial position and results of operations during fiscal 2008 and fiscal 2009, yet the stock declined from $21.00 at the end of 2007 to $14.00 at December 2009, showing virtually no correlation. There is also no validity to inverse correlation.
The Company also reviewed the correlation of the quarterly movement in stock price versus the trend in the Russell 2000 Index and S&P 500 Index, and has determined that there is a significant correlation. See the graphs below (stock price at end of calendar quarter):

From the above graphs, it can be seen that the movement in stock price more closely trends with the general market indices. Even though the PGI operating results and financial position improved in 2008 and 2009, there has been a significant degradation due to the erosion in valuation multiples, including that of PGI, experienced across all broad market indices due in part to the global recession. As a result, the net income generated by the Company does not translate in any meaningful way to higher or lower stock prices, and does not have much relevance.
Relevance is also impacted by the nature of the item included in the financial statements. A misstatement of $1 million in gross profit or SG&A expenses will most likely be considered more important to an investor than a $1 million misstatement of special charges or non-operating items such as foreign currency gain/loss included in Other (Expense) Income and income tax expense, which by their nature are not predictable in the future, and are not incurred via any predictive trend.
This concept of relative importance/materiality is discussed in SAB 99:
“The materiality of a misstatement may turn on where it appears in the financial statements. For example, a misstatement may involve a segment of the registrant’s operations. In that instance, in assessing materiality of a misstatement to the financial statements taken as a whole, registrants and their auditors should consider not only the size of the misstatement but also the significance of the segment information to the financial statements taken as a whole.[20] “A misstatement of the revenue and operating profit of a relatively small segment that is represented by management to be important to the future profitability of the entity"[21] is more likely to be material to investors than a misstatement in a segment that management has not identified as especially important.”
In considering the impact of the differences and whether to adjust previously presented information, the Company believes that the Differences would not have been relevant at the time, and are certainly no longer relevant, to an investor.
Qualitative Assessment
The literature is clear that the Company must consider quantitative and qualitative considerations in assessing materiality. Following is an analysis of certain qualitative considerations presented in SAB 99:
•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
     Analysis:
With respect to the provision for income taxes, such tax calculations are based on many estimates including realization of deferred tax assets, estimates pursuant to FIN 48, and estimates of projected operating income or loss for purposes of FIN 18 calculations.

However, the tax differences above are subject to relatively precise measurement and generally were not subject to estimate.
•	Whether the misstatement masks a change in earnings or other trends.
Analysis:
There are two pertinent points with respect to this consideration:
a)	These differences do not materially affect reported amounts for Sales, Gross Profit, or Operating Income. These differences pertain to a adjustments to non-cash income tax expense, as such, have no material effect on amounts reported for any components (or included subtotals) of Operating Income.

b)	As indicated above, the Company did not establish a stable trend in earnings upon which a potential investor would rely. As a result of the impact of these transactions on the aforementioned subtotals, it is expected that any current or potential prudent investor would disregard the various subtotals in making an investment decision. As such, the Company considers that the Differences would not mask a change in earnings or other trends.
•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.
Analysis:
A.	The Company is not actively followed by financial analysts.

B.	The only estimate provided is an annual projection of Adjusted EBITDA. Income taxes are not a component of the Adjusted EBITDA calculation and, hence, the Differences have no material impact on any estimates.

C.	Following the Company’s announcement of a newly discovered PHC tax liability of approximately $25 million that would cause a restatement of its historical financial statements, its stock traded flat at $19.50/share with total volume of 300 shares and then traded up to $19.89 the next day with total volume of 6,000 shares. In response to the announcement, the Company received only two calls from investors inquiring as to the impacts. While the Company does broadcast previously recorded earnings calls, it does not hold Q&A sessions due to the lack of live attendance on the calls (historically less than 10 investors participate in the calls as they are broadcast). Additionally, the Company only received three calls from its institutional investors after the company reported its second quarter and restated results.
•	Whether the misstatement changes a loss into income or vice versa.
Analysis:

The Differences do not change a reported loss into income or vice versa. The reported changes improve net income attributable to PGI in all periods impacted.
•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.
Analysis:
These differences primarily relate to income taxes and the respective allocation between continuing operations, discontinued operations in the income statement and AOCI in the balance sheet are not considered part of operating income and, accordingly, have no impact on segment information provided pursuant to ASC 280 “Segment Reporting”. Additionally, these Differences do not have any impact on, or relation to, revenue, sales volumes, or market share. The differences do not impact the significance of the operating assets or their ability to generate EBITDA or cash flows.
•	Whether the misstatement affects the registrant’s compliance with regulatory requirements.
Analysis:
The Differences have no impact on the Company’s compliance with any regulatory requirements.
•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.
Analysis:

The financial covenants contained in the Company’s bank credit facility are based on Consolidated EBITDA, which specifically excludes income and franchise taxes. As a result, the effects of the Differences do not have any impact on financial covenants.
•	Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
     Analysis:
Management incentive compensation programs in prior years are based on EBITDA, which excludes the impact of the Differences, accordingly, the Differences do not have any effect on management incentive compensation.
•	Whether the misstatement involves concealment of an unlawful transaction.

Analysis:
The Differences relate to errors in recording the effects of income taxes and the respective allocation between continuing operations, discontinuing operations in the income statement and AOCI in the balance sheet, and are not tied to the concealment of an unlawful transaction.
QUANTITATIVE CONSIDERATIONS
It has been common practice for decades for companies and auditors to establish quantitative thresholds for materiality. In SAB 99, the Staff provides some views with respect to the use of quantitative thresholds:
“The staff is aware that certain registrants, over time, have developed quantitative thresholds as “rules of thumb” to assist in the preparation of their financial statements, and that auditors also have used these thresholds in their evaluation of whether items might be considered material to users of a registrant’s financial statements. One rule of thumb in particular suggests that the misstatement or omission[2] of an item that falls under a 5% threshold is not material in the absence of particularly egregious circumstances, such as self-dealing or misappropriation by senior management. The staff reminds registrants and the auditors of their financial statements that exclusive reliance on this or any percentage or numerical threshold has no basis in the accounting literature or the law.
The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that — without considering all relevant circumstances — a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.”
As indicated below, the Company has considered the evaluation of quantitative characteristics with respect to the Differences and has concluded that such Differences are quantitatively large, but not material when compared to the reported results of operations for the respective periods. As indicated above, the Company considers that the reported amounts for the subtotals affected offer no predictive value to investors due to the variability in those amounts due to special charges, and would generally not be given much consideration by an investor. As such, application of a threshold, for example a certain percentage of Net Income, would represent the application of an apparently meaningful threshold to an irrelevant base, and has little value. CON 2 references this concept:
“Mistaken attempts to base decisions on logically unrelated information cannot convert irrelevant information into relevant information any more than ignoring relevant information makes it irrelevant.”

The application of a percentage to a base, such as Income Before Income Taxes, or Net Income, is irrelevant if the base itself is not viewed as important to investors due to lack of reliable trends as a result of extraordinary or special charges or credits. If the assessment were made for a company with a consistent earnings stream which is viewed by investors as useful in analyzing the company’s past, current or future results, then use of such a threshold may have relevance. That is not the case with PGI’s earnings streams from 2004 through 2009.
Additionally, as indicated above and as stated in SAB 99, it is possible that a misstatement in one area may be more material than a misstatement in a different area, due to the relative importance of the item. This view cannot be reconciled effectively with the concept that a single measure (e.g., % of Net Income) can be used to measure the materiality of items of differing importance.
The key to answering the question as to whether these Differences are quantitatively material to PGI’s fact pattern rests with the answer to the following question -
Are the type and amounts of Differences so large that they would have caused an investor to pause, take special note of them, and change the investor’s judgment about his/her evaluation of the Company, given the total mix of information available?
Management believes that, while the amounts are quantitatively large, the nature and amount of these Differences clearly do not meet this threshold.
In the quantitative analysis provided above, there are quantitative percentages that exceed the discussed 5% which is sometimes seen as a benchmark. As a result, a simple question can be asked; can quantitatively large errors be considered immaterial due to qualitative considerations? Although by no means authoritative, the below discussion regarding recent comments by SEC staff members over the past few years is relevant, as it focuses on the potential for large quantitative errors to be considered immaterial due to qualitative factors.
At the December 2006 and 2007 AICPA National Conference on Current SEC and PCAOB Developments, Todd Hardiman, Associate Chief Accountant at the SEC’s Division of Corporate Finance, spoke on materiality considerations. His comments on these topics are discussed below.
2006 Hardiman Speech
In 2006, Hardiman stated, in part,
“Can large errors be immaterial? The short answer is yes, in the right situation.”
Hardiman went on to describe two fact patterns whereby he thought that a large error could be considered immaterial; a break-even scenario and a discontinued operation scenario. Both scenarios described by Hardiman are relevant to PGI, and are described further below.

Scenario #1-Break-Even
In the break-even scenario, Hardiman illustrated a fact pattern whereby a company’s results were as follows:

Year	Income Metric
1	Loss of $100 million
2	Loss of $50 million
3	Income of $100,000
4	Income of $50 million
5	Income of $100 MM
Given this fact pattern, Hardiman indicated that a 20% error in year 3 (only $20,000) would likely not be considered material, even though the percentage difference was greater than some “rules of thumb.”
Relevance to PGI: In 2009, PGI’s net income from continuing operations is $2.9 million, rather close to break even, as is 2008’s loss of $3.8 million. However, all previous years are not close to breakeven status. As a result of this close to break-even years, the tolerance level based on pure mathematical percentages is somewhat distorted.
Scenario #2-Discontinued Operations
In the discontinued operations scenario, Hardiman stated the following:
“The second example fits best into the category of speculation on our part, rather than a live fact pattern we’ve actually seen. It seems like there might be circumstances where a large error relative to a discontinued operation that has been sold could be immaterial. To be clear, I’m not stating a conclusion, merely a possibility. Errors in discontinued operations can and often have been material. But it seems like circumstances could exist that an error related to a disposed discontinued operation that would not have affected the registrant’s representations and obligations or the selling price it received could be immaterial.”
Relevance to PGI: In 2009, the adjustment relates to an allocation of tax expense to discontinued operations, subsequent to PGIs’ Fabpro business being sold. This allocation had no effect on PGI’s representations and warranties, or sales price. In addition, PGI was clear in its disclosures of no tax effect being allocated to discontinued operations in FN 6 of the 10-K, as evidenced in the below excerpt.
The Company has recognized a gain on the sale of Fabpro of approximately $8.5 million for the fiscal year ended January 2, 2010. There were no income taxes associated with such gain due to the utilization of net operating loss carryforwards, for which, a valuation allowance had been previously established.
2007 Hardiman Speech

In 2007, Hardiman was back at the Conference, and spoke again about materiality. At this time, Hardiman acknowledged that there could be additional fact patterns (more than the two scenarios he described at the 2006 Conference) whereby large quantitative errors could be immaterial. Excerpts of his speech are included below.
“With this renewed focus, accountants started asking: if qualitative factors can cause small errors to be material, can qualitative factors cause large errors to be not material? With the benefit of hindsight, it’s pretty clear that the answer is yes. But the path to that answer wasn’t so clear.
Historically, when the staff in our Division received an analysis suggesting that a large error was not material, the primary support most often cited was the absence of qualitative factors that indicate that a small error is material. It often seemed like a bit of a check-list approach. Registrant pulled out SAB 99, read the illustrative list of factors that may indicate a small error despite its insignificant size is material, noted that none of those factors existed and then put their pencil down having concluded the large error was not material. So what was wrong with that approach? It was incomplete. It did not address the significant size of the error. Think of a large error scorecard with two categories: quantitative and qualitative. On the quantitative side, the significant size of the error suggests the error is material. The analysis that needs to be done on the qualitative side is to identify the factors that indicate that the error is not important to investors despite its significant size.
And that brings us to today and what seems to be the more difficult question: what are the qualitative factors that can cause a large error to be immaterial? It’s a difficult question. All things being equal, a large error is more important than a small error. But, that isn’t terribly helpful in determining which large error is material and which one is not. Couple that with the reality that all things are not equal, the facts and circumstances of one company rarely match neatly with those of another company, and you start to appreciate the difficulty in coming up with a universal list of qualitative factors that indicate that a large error, despite its significant size, is nonetheless not material. So what do we do? In my view, we have to get back to where we should have been all along — the Supreme Court view and its focus on what’s important to the reasonable investor.
In the arena of large errors, it’s harder to do than it sounds. For one, it seems to require addressing the question: Is there a substantial likelihood that the size of the error would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available?” Or maybe stated more simply, why doesn’t the size of the error matter? For sure, there is not a universal answer to this question; by necessity it will be dependent on a company’s unique facts and circumstances. But it’s also clear that the answer will depend on the view of the “reasonable investor.” And although it has taken considerable effort, I am pleased to announce today that I have managed to track down the phone number of the reasonable investor. It’s 202.CALLSEC. I say that in jest to highlight an important point: the “reasonable investor” is not necessarily the person who questions your judgment. At the SEC, ethics rules prohibit the person reviewing your filing from being an investor in your securities. If you have to evaluate whether a large error is material, don’t color your analysis by trying to guess what an accountant in the Division may or may not find important. A better proxy would seem to be the folks that are making investment decisions. And as company management, you talk to them on a regular basis. So ask yourself: Why doesn’t the size of the error matter to the reasonable investor? What is it about your individual facts and circumstances that supports your conclusion? Or in accounting parlance, what qualitative factors exist that make the size of the error unimportant to the reasonable investor? A high hurdle to climb? Perhaps, but with the right facts and circumstances, a surmountable one.”
Relevance to PGI: Given that the error between the income tax provisions in Continuing Operations, Discontinued Operations, and Other Comprehensive Income does not result in an overall change to the net equity of PGI, it can be seen how this large quantitative error could be immaterial. The Company has assessed the questions raised by Hardiman in 2007, and has documented the point of view below.
MANAGEMENT’S SUMMARY CONCLUSION
On an overall basis, it is management’s opinion that the Differences in the Company’s financial results would not be important to an investor or would have materially impacted an investors’ decision to either divest or acquire the Company’s publicly traded equity securities, and the Differences would not significantly alter the total mix of financial information available in the public domain. Management bases its opinion on the following factors:
Impact on previously issued financial statements
1.	From a quantitative standpoint, while the amounts are quantitatively large, the size and nature of the Differences are not significant enough to impact an investor given a Company the size of PGI. Additionally, the adjustments do not affect EBITDA, cash flows, liquidity, or covenant calculations, and do not distort any trending that the Company believes an investor may rely upon. The Company’s position is that no prudent investor is trending income from continuing operations, income from discontinued operations, pre-tax income or net income without significant adjustment due to the considerations mentioned above.

2.	From a qualitative standpoint, the differences are clearly not material as it relates to consideration, in SAB 99:
a.	do not materially affect amounts reported for any components (or included subtotals) of Operating Income;

b.	do not mask a change in earnings or other trends, as such trends for the periods in question do not exist;

c.	do not impact the significance of the operating assets or their ability to generate EBITDA or cash flows;

d.	have no impact on the Company’s compliance with any regulatory requirements;

e.	do not have an impact on financial covenants;

f.	do not have an effect on management incentive compensation;

g.	are not tied to the concealment of an unlawful transaction; and

h.	do not impact cash flows or liquidity.
3.	Matlin Patterson Global Opportunities Partners beneficially own approximately 65% of the Company’s outstanding equity securities, and this position has not significantly changed since the Company emerged from U.S. bankruptcy in 2003. The total amount of equity held by Matlin Patterson and management, per the 2010 Proxy statement, totals 64.7% of the total shares outstanding. On October 4, 2010, the Company and Matlin Patterson Global Opportunities Partners L.P., the holders of the Company’s outstanding common shares, entered into a definitive agreement (the “Definitive Agreement”) with an investment company (the “Merger Company”) which is controlled by investment funds affiliated with The Blackstone Group (the “Investor Group”). Pursuant to the Definitive Agreement, the Merger Company will merge with and into Polymer Group, Inc., with Polymer Group, Inc. being the surviving corporation following the merger (the “Merger”). As a result of the Merger, the Investor Group will beneficially own all of the issued and outstanding capital stock of the Company. This intraperiod tax allocation issue under ASC 740 was fully disclosed to the Investor Group during merger negotiations and it had no impact what-so-ever on the outcome of the negotiations.

4.	The Company, in its quarterly earnings calls, focuses primarily on cash flow generation, debt levels and covenant compliance. There is generally no trending of net income, other than to mention the amounts for the current and prior period. The charts/graphs, and related discussion, included in the December 2009 earnings call presentation included the following:
a.	Revenue trend

b.	Adjusted EBITDA trend, with margin %

c.	Current quarter and YTD operating results (sales, gross profit, SG&A, special charges, operating income/loss, net income/loss and Adjusted EBITDA

d.	Raw material cost trend

e.	Special charges — current periods and prior year periods

f.	Working capital trend, with % of sales

g.	Net debt trend, with leverage calculation

h.	Capital expenditure trend
The discussion with respect to item c. above is limited to one sentence comparing operating income to the prior year, and one sentence comparing net income to the prior year.

It is also important to understand that participation in the earnings calls is very limited, consistent with the fact that the Company is 65% owned by the Directors and executive officers, and that there is not significant trading. For the December 2009 earnings call presentation, there were a total of only 50 individuals dialing-in or accessing the web.

Additionally, as indicated above in the qualitative assessment, the Company is not actively followed by financial analysts.

5.	The Company’s stock is not heavily traded. Trading activity for 2009 and for 2008 is as follows (assuming average of 5.6 million shares outstanding, excluding directors and executive officers):

	2009		2008
# of trading days	251		253
Average shares traded/day (#)	6,347		4,346
Average shares traded/day (%)	.11%		.08%

# of days - 0 shares traded	108	(43%)	144	(57%)
# of days - less than 0.1% (19,500) shares traded	235	(94%)	243	(96%)
# of days - more than 1% of shares traded	1	(- %)	1	(- %)
6.	As indicated above, the Company’s equity securities are sparsely traded on the “Over the Counter Bulletin Board”. Furthermore, as evidenced by the recent decline in the world-wide stock markets, investors’ decisions to either divest or acquire the Company’s equity securities are influenced by factors other than the Company’s financial results. See graphs and related commentary in the “Relevance” section above.

7.	For the past several years, operating cash flows, corporate cash reserves, corporate liquidity and the Company’s ability to remain in compliance with its debt covenants have represented the more significant indicators of value that would have influenced decisions by investors.

8.	Investors are focused on liquidity, cash balances, borrowing capacity, revenue and business trends, Adjusted EBITDA calculations and compliance with debt covenants, all of which are completely unaffected by the Differences.

9.	Bank creditors are key users of the Company’s financial statements. The banks are clearly focused on liquidity and cash flows as evidenced by the various financial covenants which are driven by EBITDA, debt balances, cash interest cost and cash spending for new investments. Banks are focused with covenant compliance and the cash flows generated by the Company to ensure that obligations will be satisfied, or alternatively, that such obligations will be able to be refinanced in the future.
As a result, the Company believes that the Differences do not have a material impact on the financial position or results of operations in previously issued financial statements as the Differences would not be viewed as important by an investor. Accordingly, management considers that previously issued financial statements are fairly presented, and that an amendment is not required.
Fiscal 2010 Impact
Management believes that the Differences are not material to the fiscal 2010 consolidated financial statements for fiscal 2010 for the same reasons stated above, and has therefore not repeated that analysis in this section.
As stated above, the size and nature of the Differences are not significant enough to impact an investor given a Company with the size of PGI. Additionally, they do not affect EBITDA, cash flows, liquidity, or covenant calculations, and do not distort any trending that the Company believes an investor may rely upon.
As a result, the Company believes that the Differences will not have a material impact on the financial position or results of operations in current year financial statements as the Differences, and their impact, would not be viewed as important by an investor.
Accordingly, the Company will make the necessary adjustments to reflect correction of the Differences in its Quarterly report on Form 10-Q for the fiscal quarter ended October 2, 2010.
Disclosure Considerations
In preparing the Q 3 2010 Form 10-Q, management has considered the guidance within ASC 270-10-45-16 and ASC 250-10-45-27 (previously paragraph 29 of APB 28). Based on the nature of the Differences discussed, while the Company has concluded that the effects of such adjustments are not material to the full fiscal year forecasted consolidated financial statements for 2010 or to prior annual periods, the Company recognizes that the adjustments made in the interim Q3, 2010 period require full disclosure in the footnotes to the interim period financial statements and has done such.

Attachment A
Polymer Group, Inc.
Impact of Differences
Projected 2010

	Rollover Method
	Projected 2010
	As	With
	Presented	Adjustments	Variance
INCOME STATEMENT — LINE ITEMS EFFECTED: Based on YTD Nine Month Out-of-Period Amounts

Net Sales	1,141,401	1,141,401		0.0%
Cost of goods sold	927,862	927,862		0.0%
Gross Profit	213,539	213,539		0.0%
SG&A expenses	134,836	134,836		0.0%
Special Charges	12,782	12,782		0.0%
Operating income	65,921	65,921		0.0%
Other non-operating expense, net	30,244	30,244		0.0%
Income (loss) before income taxes	35,677	35,677	—	0.0%
Income taxes	14,984	10,019	(4,965)	-33.1%
Effective Tax Rate	42.0%	28.1%
Net income	20,693	25,658	4,965	24.0%
Net loss attributable to noncontrolling interests	376	376		0.0%
Net income attributable to Polymer Group, Inc.	20,317	25,282	4,965	24.4%

Attachment B
Polymer Group, Inc.
Impact of Differences

	Year Ended January 2, 2010
		Adjustments
			Other
		SFAS 109	Accounting
	Restated	Para. 140	Adjustments	Revised	Delta	%
Net sales	$882,652	$0	$0	$882,652	0	0%
Cost of goods sold	698,710	0	0	698,710	0	0%

Gross profit	183,942	0	0	183,942	0	0%

Selling, General and administrative expenses	115,470	0	0	115,470	0	0%
Acquisition and integration expenses	1,789	0	0	1,789	0	0%
Special charges, net	20,978	0	0	20,978	0	0%
Other operating (income) loss, net	(3,478)	0	0	(3,478)	0	0%

Operating income (loss)	49,183	0	0	49,183	0	0%

Other expenses (income):
Interest expense	26,656	0	0	26,656	0	0%
Gain on reacquisition of debt	(2,431)	0	0	(2,431)	0	0%
Loss on extinguishment of debt	5,088	0	0	5,088	0	0%
Foreign currency and other loss (gain), net	4,955	0	0	4,955	0	0%

Income (loss) before income taxes and discontinued operations	14,915	0	0	14,915	0	0%
Income tax expense	12,025	(3,717)	0	8,308	3,717	45%

Income (loss) from continuing operations	2,890	3,717	0	6,607	(3,717)	-56%

Discontinued operations:
Income (loss) from operations of discontinued business	4,353	0	0	4,353	0	0%
Gain on sale of discontinued operations	8,501	(1,699)	0	6,802	1,699	25%

Income (loss) from discontinued operations	12,854	(1,699)	0	11,155	1,699	15%

Net income (loss)	15,744	2,018	0	17,762	(2,018)	-11%

Less: net income (loss) attributable to noncontrolling interests	2,137	0	0	2,137	0	0%

Net income (loss) attributable to Polymer Group, Inc.	$17,881	$2,018	$—	$19,899	(2,018)	-10%